EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces departure of Chief Financial Officer

Toronto, Ontario, October 31, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) is pleased to announce the appointment of Tony S. Giardini as Executive Vice-President and Chief Financial Officer. Mr. Giardini is expected to join Kinross effective December 1, 2012. He will replace Paul H. Barry, whose departure was announced on October 10, 2012, and who will continue in a transition role for an appropriate period.

Mr Giardini brings to Kinross extensive experience as a senior-level finance executive in the mining industry. Most recently, he was Senior Vice-President and Chief Financial Officer at Capstone Mining. Previous to that, he was Chief Financial Officer of Ivanhoe Mines from 2006 to 2012. From 1996 to 2006, he held a series of positions of increasing authority at Placer Dome, including the position of Vice-President and Treasurer. From 1983 to 1995, he served in management positions at various locations for KPMG. Mr. Giardini holds a Bachelor of Commerce degree from the University of British Columbia. He is registered as a Chartered Accountant in Ontario and British Columbia, a Certified Public Accountant (Illinois) and holds a Chartered Business Valuator designation from the Canadian Institute of Chartered Business Valuators.

“Tony has a proven record of accomplishment as a corporate finance leader in the mining industry,” said Kinross Chief Executive Officer J. Paul Rollinson. “He will make a strong addition to our leadership team and we are very pleased to welcome him to Kinross.”

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com